

February 28, 2012

Via E-mail
Henry Stupp
Chief Executive Officer
Cherokee, Inc.
6835 Valjean Avenue
Van Nuys, CA 91406

> **Re: Cherokee, Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed April 14, 2011**
> **Supplemental Response Submitted February 13, 2012**
> **File No. 000-18640**

Dear Mr. Stupp:

We have reviewed your filing and response and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements, page 40

9. Subsequent Events, page 55

Promissory Notes, page 55

1.   We note in your response to comment two of our letter dated February 2, 2012 that you believe the 400,000 repurchased shares were not subject to ASC 718-20-35-7, as a result of the guidance in ASC 718-10-35-13. Please tell us the specific accounting guidance that you followed to account for the share repurchase, including your consideration of ASC 505-30-25-3. Also tell us how you considered the requirements of ASC 718-10-35-14 for any awards that were previously subject to Topic 718.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining